REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

(a)	The name and address of the offeror.

Ralph D. McRae (the "Offeror") 1800 – 1500 West Georgia Street Vancouver BC Canada V6G 2Z6

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

The Offeror has acquired direct and indirect ownership and control of 265,000 stock options (the "Options") exercisable to purchase 265,000 common shares of Leading Brands, Inc. (the "Company"). 20,000 of the Options were acquired by Jill McRae, the spouse of the Offeror. The Options are exercisable at a price of US$2.45 per share until June 1, 2020. The 265,000 common shares underlying the Options granted to the Offeror and his spouse represent approximately 7.1% of the Company's current issued and outstanding common shares.

(c)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

After giving effect to the acquisition of the Options, the Offeror owns or controls 176,616 common shares of the Company, and 283,500 stock options that are vested or vest within the next 60 days, representing 13.2% of the Company's current issued and outstanding common shares on a non-diluted basis and approximately 12.2% of the Company's issued and outstanding common shares on a partially- diluted basis assuming exercise of such stock options.

Of these securities, 91,000 common shares are held in the name of BBI Holdings Inc., and 4,040 common shares and options to purchase 26,170 common shares are held by Jill McRae. The Offeror is the sole shareholder and director of BBI Holdings Inc.

(d)	The designation and number of or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

	(i)	the offeror, either alone or together with any joint actors, has ownership and control,

The Offeror has ownership and control over all of the securities referred to in paragraph (c).

	(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

None.

	(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

None.

(e)	the name of the market in which the transaction or occurrence that gave rise to the news release took place;

The Options were acquired by the Offeror privately through stock options granted by the Company to the Offeror and his spouse.

(f)

the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;

The Options were acquired as incentives under the Company's compensation arrangements. The Offeror intends to evaluate its holdings in the Company and to increase or decrease its shareholdings as it may determine from time to time for investment purposes.

(g)

the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;

The terms of the Options, as described in paragraph (b) above, are set forth in option agreements entered into by the Offeror and his spouse and the Company.

(h)	the names of any joint actors in connection with the disclosure required by this report;

Jill McRae and BBI Holdings Inc.

(i)

in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;

No consideration was paid by the Offeror as the securities described in paragraph (b) above are incentive stock options granted by the Company.

(j)

if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities; and

Not applicable.

(k)	if applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

Dated: June 29, 2011

/Ralph McRae/
______________________________
RALPH D. McRAE